             Li

     PAGE  Directors' Report  1  Auditor's Independence Declaration  22  Consolidated Statement of Profit or Loss and Other Comprehensive Income  23  Consolidated Statement of Financial Position  24  Consolidated Statement of Changes in Equity  25  Consolidated Statement of Cash Flows  26  Notes to the Financial Statements  27  Directors' Declaration  57  Independent Auditor's Report  58  Mineral Resources Statement  62  Corporate Governance  63  ASX Additional Information  64

DIRECTORS' REPORT

The Directors of Piedmont Lithium Limited present their report on the Consolidated Entity consisting of Piedmont Lithium Limited ("**Company**" or "**Piedmont**") and the entities it controlled at the end of, or during, the year ended June 30, 2020 ("**Consolidated Entity**" or "**Group**").

OPERATING AND FINANCIAL REVIEW

Operations

Piedmont is the 100% owner of the Piedmont Lithium Project (the "Project"), located within the Carolina Tin-Spodumene Belt ("TSB") and along trend to the Hallman Beam and Kings Mountain mines. The TSB is located approximately 25 miles west of Charlotte, North Carolina and has been described as one of the largest lithium regions in the world and historically provided most of the western world's lithium between the 1950s and the 1980s.

We recently reported the results of a pre-feasibility study ("PFS") for our proposed lithium hydroxide chemical plant ("Chemical Plant") in Kings Mountain, North Carolina, together with the results of an updated scoping study ("Scoping Study") for our proposed integrated mine-to-hydroxide project ("Integrated Project") comprising our proposed mine and concentrator ("Mine/Concentrator") that will produce spodumene concentrate to be transported to our proposed Chemical Plant, and converted into battery-grade lithium hydroxide.

The PFS and Scoping Study confirm the potential for Piedmont to be a strategic and low-cost producer of battery-grade lithium hydroxide. Our proposed Chemical Plant would create an alternative to the numerous merchant spodumene converters currently operating in China and dominating the world lithium hydroxide market, thus providing U.S. and non-U.S. automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.



USA
Piedmont Lithium
N
Lincolnton
77
Piedmont Lithium
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
321
Central Property
Hallman-Beam Mine
Sunnyside Property
Bessemer City
Shelby
Gastonia
85
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Charlotte
Proposed Piedmont Lithium Chemical Plant Site
Albemarle, Kings Mountain Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium project
Major highway
Railway
City
20 km

Figure 1: Piedmont Lithium Project located within the TSB

Piedmont Lithium Limited ANNUAL REPORT 2020 1

 DIRECTORS' REPORT(Continued)OPERATING AND FINANCIAL REVIEW (Continued)HighlightsHighlights during and subsequent to the end of the year were as follows:Entered into a binding agreement with Tesla, Inc. (“Tesla”) for the supply of spodumene concentrate (“SC6”) from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product. The agreement can be extended by mutual agreement for a second five-year term;Completed a PFS for Piedmont’s proposed Chemical Plant in Kings Mountain, North Carolina, USA. The PFS highlights a business model where a Piedmont built and owned Chemical Plant would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide;Completed an updated Scoping Study for Piedmont’s integrated mine-to-hydroxide project. The mine-to- hydroxide project comprises a mine and concentrator producing spodumene concentrate which will be transported to Piedmont’s Chemical Plant and converted into battery-grade lithium hydroxide. The updated Scoping Study includes the results of the Chemical Plant PFS;Completed additional metallurgical testwork to produce 120 kilograms of spodumene concentrate from core samples collected from the Piedmont Lithium Project. Concentrate qualities and recoveries were consistent with earlier testwork programs, with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities;Completed a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont spodumene concentrate to battery-quality lithium hydroxide;  2  (f)  Completed the Company’s Phase 4 drill program, which comprised 113 holes for a total of 18,393 meters. The Phase 4 drill program was successful in expanding the Project’s mine life from 13 to 25 years;  Soil and rock chip sampling at the Project in North Carolina, United States, led to the discovery of five new spodumene-bearing pegmatites in areas that have not previously been explored;Completed federal permitting required to develop the proposed mine and concentrator at the Project, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers (“USACE”);  (i)  Completed Mineral Resource estimates and bench-scale metallurgical testwork for by-product quartz, feldspar and mica as by-products of spodumene concentrate from the Project. The Mineral Resource estimates were prepared by independent consultants, CSA Global Pty Ltd;  (j)  Concluded a definitive and exclusive marketing agreement for byproduct quartz, feldspar, and mica with Ion Carbon, a division of AMCI Group. The Company continues to advance offtake discussions for byproducts with quartz offtake discussions the most advanced;  (k) Entered into a memorandum of understanding (“MOU”) with Primero Group (“Primero”) for the delivery of Piedmont’s planned spodumene concentrator on an engineer, procure, and construct (“EPC”) basis, with Primero to contract operate the spodumene concentrator for a period of up to six years following construction;  (l)  Appointed Mr. Austin Devaney as Vice President – Sales & Marketing. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence.  (m) Completed a U.S. public offering of 2,065,000 of the Company’s American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$12.9 million (~A$18.6 million) (“Public Offering”) and an Australian private placement to existing non-U.S. institutional and sophisticated shareholders and directors of 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering),to raise gross proceeds of A$10.8 million (~US$7.6 million) (“Private Placement”); and(n) Continued numerous preliminary offtake, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.

Chemical Plant PFS

During the year, we reported the results of a PFS for our proposed lithium hydroxide Chemical Plant in Kings Mountain, North Carolina. The PFS confirms the potential for Piedmont to be a strategic and low-cost producer of battery-grade lithium hydroxide.

The Chemical Plant PFS featured a lithium hydroxide conversion plant to be supplied by spodumene concentrate purchased on the global market, rather than by Piedmont's own Mine/Concentrator. This Chemical Plant would compete against the numerous merchant spodumene converters currently operating in China, providing US and European automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.

The Chemical Plant will provide the growing number of spodumene concentrate producers in Australia, North America, South America, Europe and Africa an alternative non-Chinese processing route for their material for the first time. Piedmont is actively engaged with several such parties and is progressing the securing of feed material for the plant.

Table 1: Piedmont Merchant Project Key Economic Outcomes	Unit	Estimated Value
Initial capital cost	US$M	$377
Life of Project lithium hydroxide cash costs	US$/t	$6,689
Life of Project revenue (real)	US$M	$7,336
Life of Project EBITDA	US$M	$3,627
Net operating cash flow after tax	US$M	$2,911
Free cash flow after capital costs	US$M	$2,380
Average annual steady state EBITDA	US$M/y	$149
Average annual steady state free cash flow	US$M/y	$114
After tax Net Present Value (NPV) @ 8% discount rate	US$M	$714
After tax Internal Rate of Return (IRR)	%	26%
Payback from start of operations	y	3.34



Figure 2: Isometric Depiction of Piedmont's 22,720 t/y Lithium Hydroxide Chemical Plant

Piedmont Lithium Limited ANNUAL REPORT 2020 3

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (continued)

Integrated Scoping Study

During the year, we reported the results of an updated Scoping Study for our proposed integrated mine-to-hydroxide project comprising our proposed Chemical Plant that will produce battery-grade lithium hydroxide from spodumene concentrate produced at our Mine/Concentrator.

The integrated Scoping Study update included a steady-state 22,720 t/y lithium hydroxide Chemical Plant supported by a Mine/Concentrator producing 160,000 t/y of 6% Li_2O spodumene concentrate. By-products quartz, feldspar, and mica will provide credits to the cost of lithium production. The integrated Scoping Study update features:

- 25-year project life with Mine/Concentrator and Chemical Plant constructed in a single phase
- 1st quartile operating costs
- Lithium hydroxide cash costs of US$3,712/t (AISC of US$4,209/t)
- Spodumene concentrate cash costs of US$201/t (AISC of US$240/t)
- Exceptional project economics
- NPV_8 of US$1.1B
- After-tax IRR of 26%
- Steady-state annual average EBITDA of US$218M
- Mine/Concentrator and Chemical Plant engineering completed to PFS-level

Piedmont's integrated business model is projected to have cash operating costs of $3,712/t LiOH and an average life of project all-in sustaining cost ("AISC") of approximately $4,209/t, including royalties and net of by-product credits.


12,000
10,000
8,000
6,000
4,000
2,000
0
Production Cost (US$/t Lithium Hydroxide)
PIEDMONT
INTEGRATED
PIEDMONT
MERCHANT
INTEGRATED PROJECTS
MERCHANT CONVERTERS
0 25 50 75 100 125 150 175 200 225 250 275 300 325 350 375 400 425 450 475 500
Cumulative Production (Kt/y Lithium Hydroxide)

Figure 3: Lithium Hydroxide 2028 AISC Cost Curve (Real Basis) (Roskill)

AISC includes all direct and indirect operating costs including feedstock costs (internal AISC or external supply), refining, on-site G&A costs and selling expenses. It does not include costs associated with corporate-level G&A.

4

Lithium Hydroxide Testwork

The Company recently announced the results of a successful bench scale lithium hydroxide conversion testwork program. Sample quality compares favorably with current market specifications for battery quality lithium hydroxide.

Table 2 – Results of Piedmont Lithium Hydroxide Testwork Compared with Industry Specifications					
Product	**Unit**	**PLL Results**	**China Spec**	**Livent Spec**	**Ganfeng Spec**
LiOH	(%)	>56.5	≥56.5	56.5	56.5
Na	ppm	<20	≤80	20	20
K	ppm	<10	≤20	10	10
Fe	ppm	<2	≤8	5	5
Ca	ppm	<9	≤200	15	15
Cu	ppm	<1	-	5	5
Mg	ppm	<0.7	-	-	10
Si	ppm	8	-	30	30
Cl	ppm	<10	≤50	20	20
SO_4	ppm	<100	≤150	100	100
CO_2	%	0.48	0.40	0.35	0.50

Concentrate and By-product Testwork

During the year, the Company announced the production of 120 kg of spodumene concentrate for use in the now completed lithium hydroxide testwork program. Testwork was undertaken at SGS Canada, Inc. in Lakefield, Ontario. Concentrate qualities and recoveries were consistent with earlier testwork programs.

Table 3 – Results of Combined DMS + Locked Cycle Flotation Testwork Results			
Product	**Li_2O (%)**	**Fe_2O_3 (%)**	**Recovery (%)**
Spodumene Concentrate	6.21	0.87	82.4

Additional quartz and feldspar concentrates were also produced with samples shipped to potential customers during the year.

Table 4 – Average of Results of Six Locked Cycle Byproduct Tests										
Product	**Li_2O**	**SiO_2**	**Al_2O_3**	**K_2O**	**Na_2O**	**CaO**	**MgO**	**MnO**	**P_2O_5**	**Fe_2O_3**
Quartz Concentrate	0.02	99.0	0.32	0.04	0.11	0.01	0.01	0.01	0.01	0.01
Feldspar Concentrate	0.12	68.0	19.35	2.45	9.30	0.17	0.04	0.01	0.15	0.05

Mineral Resources

In June 2019 the Company announced an updated Mineral Resource Estimate prepared by independent consultants CSA Global Pty Ltd ("CSA Global") in accordance with JORC Code (2012 Edition). The total Mineral Resources for the Project are 27.9Mt grading at 1.11% Li_2O.

Table 5: Project Wide Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)								
Resource Category	**Core property**		**Central property**		**Total**			
	Tonnes (Mt)	**Grade (Li_2O%)**	**Tonnes (Mt)**	**Grade (Li_2O%)**	**Tonnes (Mt)**	**Grade (Li_2O%)**	**Li_2O (t)**	**LCE (t)**
Indicated	12.5	1.13	1.41	1.38	13.9	1.16	161,000	398,000
Inferred	12.6	1.04	1.39	1.29	14.0	1.06	148,000	366,000
Total	**25.1**	**1.09**	**2.80**	**1.34**	**27.9**	**1.11**	**309,000**	**764,000**

Piedmont Lithium Limited ANNUAL REPORT 2020 5

 DIRECTORS' REPORT(Continued)OPERATING AND FINANCIAL REVIEW (continued)OfftakeSubsequent to the end of fiscal 2020, Piedmont entered into a binding agreement with Tesla for the supply of spodumene concentrate from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed- price binding purchase commitment from the delivery of first product. The agreement can be extended by mutual agreement for a second five-year term.PermittingDuring the year, Piedmont completed the federal permitting required to develop the proposed Mine/Concentrator at the Project in North Carolina, United States, following receipt of a Clean Water Act (“CWA”) Section 404 Standard Individual Permit from the USACE.The USACE completed an Environmental Assessment (“EA”) of the Project in conjunction with six other state and federal agencies. The EA resulted in a Finding of No Significant Impact for the Project. The Section 404 Permit is the only federal permit required for the proposed mine and concentrator. The Company has also received a CWA Section 401 Individual Water Quality Certification from the North Carolina Division of Water Resources.The Company has now commenced permitting activities for the proposed lithium hydroxide Chemical Plant site located in Kings Mountain, North Carolina. In June 2020, the Company submitted an Air Quality permit application for construction and operations of its proposed Chemical Plant to the North Carolina Department of Environmental Quality’s (“NCDEQ”) Division of Air Quality (“DAQ”). DAQ is the lead agency that will review and approve the Company’s air permit application. The application was submitted following completion of air toxics emissions modelling based on data from the Company’s recently completed Chemical Plant PFS.Mining PropertiesAt June 30, 2020, the Project comprised approximately 2,126 acres of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights.We also own a 61-acre property in Kings Mountain, North Carolina, which will be the site of our proposed Chemical Plant. The site is located approximately 20 miles from our proposed Mine/Concentrator in Gaston County, North Carolina.COVID-19During the year, the outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. To ensure the health and wellbeing of the Group’s people and contractors, the Group implemented a range of measures to minimise the risk of infection and rate of transmission of COVID-19. These measures include: (i) non-essential travel has been restricted; (ii) in-person meetings have been restricted; (iii) remote working arrangements have been encouraged and facilitated where practicable; and (iv)increased hygiene practices.From a business perspective, the outbreak of COVID-19 has had a major impact across all market segments, with global macroeconomic pressures expected to hinder growth levels into 2021. Benchmark Mineral Intelligence (“Benchmark”) provided a revised Q1 2020 lithium forecast, in which they have revised their forecast global electric vehicle (“EV”) penetration rate for 2020 down from 3.2% to 2.7%. However, Benchmark’s base case forecasts growth in lithium demand at a 20% compound annual growth rate (“CAGR”) over the next 10 years. Benchmark additionally forecasts the base case for EV demand growth at a CAGR of 28.9% over the coming 10 years, accounting for COVID-19 impacts.Our Chemical Plant PFS and Integrated Scoping Study reported in May 2020 incorporated Benchmark’s revised Q1 2020 lithium pricing forecast with long-term pricing forecasts approximately US$4,000/t lower than were used in our prior scoping study reported in August 2019. Notwithstanding the lower pricing forecasts, our Chemical Plant PFS and Integrated Scoping Study delivered excellent economics and robust internal rates of return over a 25-year project life.  6

Corporate

During the year, Mr. Austin Devaney was appointed as Vice President – Sales & Marketing of Piedmont. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence.

During the year, Piedmont completed a U.S. public offering of 2,065,000 of its ADSs, each representing 100 of its ordinary shares, including the exercise of the underwriters' over-allotment option, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$12.9 million (~A$18.6 million).

Subsequent to the end of the year, Piedmont completed a private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million).

During the year, Piedmont continued preliminary offtake, financing, and strategic conversations with numerous parties from the lithium, mining, chemicals, battery, automotive and private equity sectors.

Results of Operations

The Group's net loss after tax for the year ended June 30, 2020 was US$5.7 million (2019: US$9.8 million). This loss is partly attributable to:

(a) exploration and evaluation expense of US$3.6 million (2019: US$7.1 million) which is attributable to the Group's accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest;

(b) net foreign exchange gain of US$0.6 million (2019: US$0.2 million) which is attributable to exchange differences arising on the translation of cash and cash equivalents denominated in US$ held by the parent entity, whose functional currency up to June 30, 2020 was A$; and

(c) share-based payment expense of US$0.5 million (2019: US$0.4 million) which is attributable to expensing the value (estimated using an option pricing model) of incentive options granted to key employees, consultants and advisors, as required under AASB 2. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

Loss Per Share

The basic and diluted loss per share for year ended June 30, 2020 was US$0.01 per share (2019: US$0.02).

Dividends

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

Financial Position

At June 30, 2020, the Group had cash reserves of US$18.9 million (2019: US$4.4 million), placing the Company in a strong position to conduct its current exploration and development activities.

In addition, subsequent to the end of the year, the Company completed a private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million) ("Private Placement").

At June 30, 2020, the Group had net assets of US$24.0 million (2019: US$4.6 million), an increase of 524% compared with the previous year. This increase is largely attributable to the Company's, capital raisings during the year which raised net proceeds of US$25.1 million offset by the Group's net loss after tax of US$5.7 million.

Piedmont Lithium Limited ANNUAL REPORT 2020 7

 DIRECTORS' REPORT(Continued)OPERATING AND FINANCIAL REVIEW (continued)Business Strategies and Prospects for Future Financial YearsThe objective of the Group is to create long-term shareholder value through the discovery, development and acquisition of technically and economically viable mineral deposits.To date, the Group has not commenced production of any minerals, nor has it identified any Ore Reserves in accordance with the JORC Code. To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long term:Continue to expand the Company’s land position in the TSB and continue to explore the Project’s properties to expand the Group’s Mineral Resources;Complete further technical studies on the Project’s Mine/Concentrator and the Company’s proposed Chemical Plant in Kings Mountain, North Carolina;Complete the required permitting applications for construction and operations of the Company’s proposed Chemical Plant in Kings Mountain, North Carolina;Enter into offtake agreements for the Company’s proposed lithium and by-products to underpin the construction of the Project’s Mine/Concentrator and/or the proposed Chemical Plant in Kings Mountain, North Carolina; andContinue to evaluate strategic partnering options.All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:The Group’s operations may be further disrupted, and the Group’s financial results may be adversely affected by the novel coronavirus pandemic – The outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at June 30, 2020 these impacts have not had a significant effect on the Group’s financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Group in future periods, and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on our business. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely;The Group’s exploration properties may never be brought into production – The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company’s mineral properties or that the properties will be successfully brought into production;The Group’s activities will require further capital – The exploration and any development of the Company’s exploration properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;The Group may be adversely affected by fluctuations in lithium prices – The price of lithium fluctuates widely and is affected by numerous factors beyond the control of the Group. Future production, if any, from the Group’s mineral properties will be dependent upon the price of lithium being adequate to make these properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group’s operations change, this policy will be reviewed periodically going forward; and  8

PIEDMONT LITHIUM

- **The Group may be adversely affected by competition within the lithium industry** – The Group competes with other domestic and international lithium companies, some of whom have larger financial and operating resources. Competition may also arise from alternative materials and the development of new products. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially impacted by increased competition. In addition, the Group is continuing to secure additional surface and mineral rights, however there can be no guarantee that the Group will secure additional surface and mineral rights, which could impact on the results of the Group's operations.

DIRECTORS

The names and details of the Company's directors in office at any time during the financial year or since the end of the financial year are:

Mr Ian Middlemas	Chairman
Mr Keith Phillips	Managing Director, President & Chief Executive Officer
Mr Anastasios Arima	Non-Executive Director (*resigned as Executive Director effective January 31, 2020*)
Mr Jeffrey Armstrong	Non-Executive Director
Mr Jorge Beristain	Non-Executive Director
Mr Levi Mochkin	Non-Executive Director

Unless otherwise stated, Directors held their office from July 1, 2019 until the date of this report.

CURRENT DIRECTORS AND SECRETARY

Mr Ian Middlemas *B.Com, CA*
Chairman

Mr Middlemas is a Chartered Accountant and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.

Mr Middlemas was appointed a Director of the Company on September 14, 2009. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016 – present), Paringa Resources Limited (October 2013 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present) and Cradle Resources Limited (May 2016 – July 2019).

Mr Keith Phillips *H.B.Com, MBA*
Managing Director, President & Chief Executive Officer

Mr Phillips joined Piedmont on July 10, 2017 after a 30-year career on Wall Street during which he has worked on strategic and financing transactions representing over US$100 billion in aggregate value. Mr Phillips was most recently a Senior Advisor with merchant banker Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose.

Mr Phillips has worked with numerous mining companies, including many established global leaders, and has dedicated most of the past decade to advising exploration and development-stage companies in achieving their strategic objectives, with a particular focus on obtaining relevance in the United States capital markets. Mr Phillips received his Master of Business Administration from The University of Chicago and a Bachelor of Commerce from Laurentian University in Canada.

Mr Phillips was appointed a Director of the Company on July 10, 2017. During the three-year period to the end of the financial year, Mr Phillips has not held any other directorships in listed companies.

Piedmont Lithium Limited ANNUAL REPORT 2020 9

DIRECTORS' REPORT
(Continued)

CURRENT DIRECTORS AND SECRETARY (Continued)

Mr Anastasios (Taso) Arima

Non-Executive Director

Mr Arima is a resource company executive with a strong history of identifying company-making resource projects. He has extensive experience in the formation and development of resource projects in North America. Mr Arima was formerly Executive Director of Paringa Resources Ltd, Coalspur Mines Ltd, and Prairie Mining Ltd. Mr Arima was instrumental in the identification and acquisition of the projects for Piedmont, Paringa and Coalspur, as well as the corporate strategy and marketing of the companies. Mr Arima began his career as a resources analyst for a Perth based boutique investment banking firm where he specialised in assessing the technical and financial aspects of resource companies and their projects. He has previously worked in the hydrocarbon division at Worley Parsons Limited. He attended the University of Western Australia where he studied a Bachelor of Commerce and a Bachelor of Engineering.

Mr Arima was appointed a Director of the Company on October 1, 2016. Mr Arima served as an Executive Director from October 1, 2016 to January 31, 2020. During the three-year period to the end of the financial year, Mr Arima has not held any other directorships in listed companies.

Mr Jeffrey Armstrong *B.S., MBA*

Non-Executive Director

Mr Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs alike. He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions. Mr Armstrong was previously a senior leader in what is now Wells Fargo's Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994. Mr Armstrong graduated from the University of Virginia with a B.S. in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.

Mr Armstrong was appointed a Director of the Company on August 1, 2018. During the three-year period to the end of the financial year, Mr Armstrong has not held any other directorships in listed companies.

Mr Jorge Beristain *B.Com, CFA*

Non-Executive Director

Mr. Beristain is CFO of Central Steel & Wire Co, a wholly-owned subsidiary of Ryerson Corp (RYI.N). RYI is North America's 2nd largest Service Center with over 100 locations in the US, Canada and Mexico supplying carbon & stainless steel, aluminum, red metals and semi-fabricated products to the machinery, transport, consumer durables, food processing, construction and energy sectors. Previously Mr. Beristain was Managing Director and Head of Deutsche Bank's Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the United States. During his over 20-year career on Wall Street, Mr. Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. He is a proven strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr. Beristain holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Financial Analyst.

Mr Beristain was appointed a Director of the Company on May 7, 2018. During the three-year period to the end of the financial year, Mr Beristain has not held any other directorships in listed companies.

Mr Levi Mochkin

Non-Executive Director

Mr Mochkin is a key member of the Ledger Holdings Pty Ltd Group (the Ledger Group), located in Melbourne, Australia and has been in the resources sector for over 28 years advising companies, identifying projects and raising capital of over A$800 million for mining projects.

Mr Mochkin was appointed a Director on April 3, 2006. During the three-year period to the end of the financial year, Mr Mochkin has not held any other directorships in listed companies.

10

Mr Gregory Swan ***BCom, CA, FCIS, FFin***
Company Secretary

Mr Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited and Papillon Resources Limited.

Mr Swan was appointed Company Secretary of the Company on October 31, 2012.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year consisted of the exploration and development of resource projects.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Consolidated Entity's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Consolidated Entity during the financial year.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:

(a) On July 10, 2019, the Company announced that it had completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million (US$14.6 million);

(b) On July 17, 2019, the Company announced the results from PFS-level metallurgical test work which demonstrated high quality spodumene concentrate product with a grade above 6.0% Li_2O, iron oxide below 1.0%, and low impurities from composite samples using a combination of DMS and flotation technology;

(c) On August 7, 2019, the Company announced the results of an enhanced Scoping Study for the Project to incorporate the expanded Mineral Resource update published in June 2019 which extended the Project's mine life to 25 years;

(d) On October 24, 2019, the Company announced that it had entered a definitive and exclusive marketing agreement for by-product quartz, feldspar, and mica with Ion Carbon, a division of AMCI. The Company continues to advance offtake discussions for by-products with quartz offtake discussions the most advanced;

(e) On May 13, 2020, the Company announced the results of additional metallurgical testwork that produced 120 kilograms of spodumene concentrate from core samples collected from the Piedmont Lithium Project. Concentrate qualities and recoveries were consistent with earlier testwork programs;

(f) On May 26, 2020, the Company announced the results of a PFS for Piedmont's proposed lithium hydroxide Chemical Plant in Kings Mountain, North Carolina, USA. The PFS highlighted a business model where a Piedmont built and owned Chemical Plant would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide;

(g) On May 26, 2020, the Company announced the results of an updated Scoping Study for Piedmont's integrated mine-to-hydroxide project. The mine-to-hydroxide project comprises a mine and concentrator producing spodumene concentrate which will be transported to Piedmont's Chemical Plant and converted into battery-grade lithium hydroxide. The updated Scoping Study includes the results of the new Chemical Plant PFS;

(h) On June 2, 2020, the Company announced that it had appointed Mr. Austin Devaney as Vice President – Sales & Marketing, effective from July 1, 2020. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence;

Piedmont Lithium Limited ANNUAL REPORT 2020 11

 DIRECTORS' REPORT(Continued)SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS (Continued)  12  (i)  On June 12, 2020, the Company announced that it had completed a U.S. public offering of 2,065,000 of its American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares, including the exercise of the underwriters’ over-allotment option, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$12.9 million (~A$18.6 million); and  (j)  On June 23, 2020, the Company announced that it had entered into a MOU with Primero for the delivery of Piedmont’s planned spodumene concentrator on an EPC basis, with Primero to contract operate the spodumene concentrator for a period of up to six years following construction.  SIGNIFICANT EVENTS AFTER THE BALANCE DATEOn September 28, 2020, the Company announced that it has entered into a binding agreement with Tesla, Inc. for the supply of spodumene concentrate from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product, and may be extended by mutual agreement for a second five-year term;On August 10, 2020, the Company announced that it had completed its previously announced private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million) (“Private Placement”);On July 23, 2020 the Company announced the results of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide; andThe outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at June 30, 2020 these impacts have not had a significant effect on the Group’s financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Group in future periods, and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. As a result, we are unable to estimate the potential impact on the company’s future operations as at the date of these financial statements.Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2020 that have significantly affected or may significantly affect:    the operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity;the results of those operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity; orthe state of affairs, in financial years subsequent to June 30, 2020, of the Consolidated Entity.

DIRECTORS' INTERESTS

As at the date of this report, the Directors' interests in the securities of the Company are as follows:

	Shares[1]	Options[2]	Rights[3]
Ian Middlemas	24,000,000	-	-
Keith Phillips	3,410,000[4]	24,000,000	1,500,000
Anastasios Arima	3,406,494	-	-
Jeff Armstrong	1,250,000	500,000	-
Jorge Beristain	3,000,000[5]	500,000	-
Levi Mochkin	53,000,000	-	-

Notes:
1 'Shares' means fully paid ordinary shares in the capital of the Company.
2 'Options' means an unlisted option to subscribe for one Share in the capital of the Company.
3 'Rights' means an unlisted performance right that converts to one Share in the capital of the Company.
4 Mr Phillips holds 810,000 Shares in the form of American Depositary Shares.
5 Mr Beristain holds 2,500,000 Shares in the form of American Depositary Shares.

SHARE OPTIONS AND PERFORMANCE RIGHTS

At the date of this report the following Incentive Options and Performance Rights have been issued over unissued Ordinary Shares of the Company:

- 6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
- 6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
- 6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;
- 2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020;
- 1,500,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2021;
- 1,500,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2022;
- 23,750,000 Incentive Options exercisable at A$0.16 each expiring on December 31, 2022;
- 2,500,000 Performance Rights subject to various performance conditions to be satisfied prior to December 31, 2021; and
- 2,500,000 Performance Rights subject to various performance conditions to be satisfied prior to December 31, 2022.

During the year ended June 30, 2020 and up to the date of this report, 11,439,854 ordinary shares have been issued as a result of the conversion of performance rights and exercise of incentive options.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company or Group for any liability caused as such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused as such a director or officer.

During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the financial year, an insurance premium of US$36,811 (2019: US$24,044) was paid by the Group to insure against a liability incurred by a person who is or has been a director or officer of the Company or Group.

Piedmont Lithium Limited ANNUAL REPORT 2020 13

DIRECTORS' REPORT
(Continued)

REMUNERATION REPORT (AUDITED)

This Remuneration Report, which forms part of the Directors' Report, sets out information about the remuneration of Key Management Personnel ("**KMP**") of the Group.

Details of Key Management Personnel

The KMP of the Group during or since the end of the financial year were as follows:

Directors

Mr Ian Middlemas	Chairman
Mr Keith Phillips	Managing Director, President & Chief Executive Officer
Mr Anastasios Arima	Non-Executive Director *(resigned as Executive Director effective January 31, 2020)*
Mr Jeffrey Armstrong	Non-Executive Director
Mr Jorge Beristain	Non-Executive Director
Mr Levi Mochkin	Non-Executive Director

Other KMP

Mr Patrick Brindle	Vice President and Project Manager
Mr Lamont Leatherman	Vice President and Chief Geologist
Mr Austin Devaney	Vice President, Sales & Marketing *(appointed effective July 1, 2020)*
Mr Gregory Swan	Company Secretary
Mr David Buckley	Vice President and Chief Process Engineer *(ceased to be KMP effective December 31, 2019)*
Mr Bruce Czachor	Vice President and General Counsel *(ceased to be KMP effective December 31, 2019)*

Unless otherwise disclosed, the KMP held their position from July 1, 2019 until the date of this report.

Remuneration Policy

The Group's remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group's current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

- the Group is currently focused on identifying and acquiring suitable resource projects and undertaking exploration, appraisal and development activities;
- risks associated with small cap resource companies whilst exploring and developing projects; and
- other than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

Executive Remuneration

The Group's remuneration policy is to provide a fixed remuneration component and a performance-based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives' objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

14

 Piedmont Lithium Limited ANNUAL REPORT 2020  15    Performance Based Remuneration – Short Term IncentiveSome executives are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.During the 2020 financial year, a total discretionary bonus sum of US$179,167 (2019: US$275,000) was paid to executives after achievement of KPIs set by the Board. For the 2020 year, the KPI areas of focus included: (a) completion of successful exploration activities; (b) completion of successful development activities; and (c) completion of successful corporate activities. Specific KPIs are set and weighted individually for each KMP and are designed to drive successful business outcomes. For the 2020 year, the CEO’s KPI areas of focus were weighted as follows: (a) 30% weighted to completion of successful exploration activities; (b) 30% weighted to completion of successful development activities; and (c) 40% weighted to completion of successful corporate activities.Performance Based Remuneration – Long Term IncentiveThe Group has a long-term incentive plan (“LTIP”) comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.To achieve its corporate objectives, the Group needs to attract, incentivise, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin the Group's employment and engagement strategy.Performance RightsThe Group has a Performance Rights Plan (“Plan”) that provides for the issuance of unlisted performance share rights (“Performance Rights”) which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.The Plan enables the Group to: (a) recruit, incentivise and retain KMP and other key employees and contractors needed to achieve the Group's business objectives; (b) link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group; (c) align the financial interest of participants of the Plan with those of Shareholders; and (d) provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.During the financial year, 7,500,000 Performance Rights were granted to executives. 2,500,000 Performance Rights held by executives converted into ordinary shares during the financial year. No Performance Rights held by executives lapsed during the financial year.Incentive OptionsThe Group has also chosen to grant unlisted incentive options (“Incentive Options”) to some KMP and key employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.The Board’s policy is to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Incentive Options granted.Other than service-based vesting conditions (if any) and the exercise price required to exercise the Incentive Options, there are no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Group’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related.The Group prohibits executives from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.During the financial year, 20,000,000 Incentive Options were granted to executives. 20,500,000 Incentive Options were exercised by executives during the financial year. 10,425,000 Incentive Options held by executives lapsed during the financial year.

 DIRECTORS' REPORT(Continued)REMUNERATION REPORT (AUDITED) (Continued)Non-Executive Director RemunerationThe Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, Incentive Options have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non- Executive Directors may in limited circumstances receive share grants of option grants in order to secure their services. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package.Fees for the Chairman are presently A$36,000 (approximately US$24,707) per annum. Fees for other Non- Executive Directors are presently set at US$30,000 per annum. These fees cover main board activities only. Non- Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.Relationship between Remuneration of KMP and Shareholder WealthDuring the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Incentive Options which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).Relationship between Remuneration of KMP and EarningsAs discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialisation, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.Loans with Key Management PersonnelNo loans were provided to or received from KMP during the year ended June 30, 2020 (2019: Nil).  16

Emoluments of KMP

Details of the nature and amount of each element of the emoluments of each KMP of the Group are as follows:

2020	Short-term benefits							
	Salary & fees US$	Cash bonus US$	Other US$	Post-employ-ment benefits US$	Terminat-ion benefits US$	Share-based payments US$	Total US$	Perform-ance related %
Directors								
Ian Middlemas	24,169	-	-	2,296	-	-	26,465	-
Keith Phillips	250,000	100,000	33,137	8,817	-	132,274	524,228	44%
Anastasios Arima[1]	146,667	29,167	10,294	-	-	23,497	209,625	25%
Jeffrey Armstrong	30,000	-	-	-	-	23,497	53,497	44%
Jorge Beristain	40,000	-	-	-	-	23,497	63,497	37%
Levi Mochkin[2]	123,067	-	-	3,072	-	23,497	149,636	16%
Other KMP								
Patrick Brindle	210,000	50,000	29,409	8,400	-	146,295	444,104	44%
Lamont Leatherman	210,000	-	-	-	-	61,429	271,429	23%
Austin Devaney[3]	-	-	-	-	-	-	-	-
Gregory Swan[4]	-	-	-	-	-	17,878	17,878	100%
David Buckley[5]	50,000	-	13,472	2,600	15,000	-	81,072	-
Bruce Czachor[5]	50,000	-	14,782	2,600	15,000	-	82,382	-
	1,133,903	179,167	101,094	27,785	30,000	451,864	1,923,813	

Notes:

[1] Effective from February 1, 2020, Mr. Arima receives director fees of US$30,000 per annum and consulting fees of US$70,000 per annum for additional services provided in respect of business development activities (such fees have been included in Mr. Arima's remuneration above).

[2] Effective from February 1, 2020, Mr. Mochkin receives director fees of US$30,000 per annum and Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities (such fees have been included in Mr. Mochkin's remuneration above).

[3] Mr Devaney was appointed after year end, effective from July 1, 2020.

[4] Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd ('Apollo'). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

[5] Mr Buckley and Mr Czachor ceased to be KMP effective December 31, 2019.

2019	Short-term benefits						
	Salary & fees US$	Cash bonus US$	Other US$	Post-employ-ment benefits US$	Share-based payments US$	Total US$	Perform-ance related %
Directors							
Ian Middlemas	25,760	-	-	-	-	25,760	-
Keith Phillips	250,000	100,000	28,675	9,583	240,039	628,297	54%
Anastasios Arima	180,000	50,000	7,117	-	13,202	250,319	25%
Jeffrey Armstrong[1]	27,500	-	-	-	43,649	71,149	61%
Jorge Beristain	40,000	-	-	-	14,107	54,107	26%
Levi Mochkin[2]	121,641	-	-	3,399	-	125,040	-
Mark Pearce[3]	1,193	-	-	113	-	1,306	-
Other KMP							
Patrick Brindle	192,500	50,000	35,825	7,408	71,956	357,689	34%
David Buckley	150,000	50,000	27,418	6,208	1,947	235,573	22%
Lamont Leatherman	187,500	-	-	-	22,004	209,504	11%
Bruce Czachor	100,000	25,000	23,116	3,833	9,224	161,173	21%
Gregory Swan[4]	-	-	-	-	4,401	4,401	100%
	1,276,094	275,000	122,151	30,544	420,529	2,124,318	

Notes:

[1] Mr Armstrong was appointed effective August 1, 2018.

[2] During the year ended June 30, 2019, Mr Mochkin was paid, or is payable, A$50,000 for directors' fees and Ledger Holdings Pty Ltd (an entity associated with Mr Mochkin) was paid, or is payable, A$70,000 for additional services provided in respect of business development activities.

[3] Mr Pearce resigned effective August 1, 2018.

[4] Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd ('Apollo'). During the year ended June 30, 2019, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

Piedmont Lithium Limited ANNUAL REPORT 2020 17

DIRECTORS' REPORT
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Other Transactions with Key Management Personnel

Ledger Holdings Pty Ltd ('Ledger'), a company associated with Mr Levi Mochkin, was paid or is payable US$135,151 during the 2020 year for the provision of services in relation to business development activities (2019: A$120,000) (such fees have been included in Mr Mochkin's remuneration as disclosed above). Effective from February 1, 2020, Ledger receives a monthly retainer of US$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months' notice.

Options and Performance Rights Granted to Key Management Personnel

Details of Incentive Options and Performance Rights granted, exercised or lapsed for each KMP of the Group during the 2020 financial year are as follows:

2020	No. of options & rights granted during year	No. of options & rights vested during year	No. of options & rights lapsed during year	Value of options & rights granted during year[1] US$	Value of options & rights exercised during year[2] US$	Value of options & rights included in remuneration for year US$
Directors						
Keith Phillips	8,250,000	750,000	-	170,188	44,813	132,274
Anastasios Arima	-	-	3,000,000	-	210,701	-
Other KMP						
Patrick Brindle	8,250,000	2,250,000	1,125,000	147,530	44,813	146,295
Lamont Leatherman	8,250,000	750,000	5,000,000	170,188	268,364	61,429
Gregory Swan	2,750,000	250,000	1,000,000	49,177	78,684	17,878
Total	27,500,000	4,000,000	10,125,000	537,083	647,375	357,876

Notes:
[1] Determined at the time of grant per AASB 2, using an exchange rate of US$0.6714=A$1, being the average exchange rate for 2020. For details on the valuation of options and rights, including models and assumptions used, please refer to Note 18 of the financial statements.
[2] Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.6714=A$1, being the average exchange rate for 2020.

Details of Incentive Options and Performance Rights granted by the Company to each KMP of the Group during the financial year are as follows:

2020	Options or rights	Grant date	Expiry date	Vesting date	Exercise price A$	Grant date fair value[1] A$	Number granted
Directors							
Mr Keith Phillips	Options	18-Mar-20	31-Dec-22	17-Apr-21	$0.16	$0.016	6,000,000
	Rights	18-Mar-20	31-Dec-20	N/A	-	$0.070	750,000
	Rights	18-Mar-20	31-Dec-21	N/A	-	$0.070	750,000
	Rights	18-Mar-20	31-Dec-22	N/A	-	$0.070	750,000
Other KMP							
Patrick Brindle	Options	19-Mar-20	31-Dec-22	17-Apr-21	$0.16	$0.013	6,000,000
	Rights	19-Mar-20	31-Dec-20	N/A	-	$0.063	750,000
	Rights	19-Mar-20	31-Dec-21	N/A	-	$0.063	750,000
	Rights	19-Mar-20	31-Dec-22	N/A	-	$0.063	750,000
Lamont Leatherman	Options	18-Mar-20	31-Dec-22	17-Apr-21	$0.16	$0.016	6,000,000
	Rights	18-Mar-20	31-Dec-20	N/A	-	$0.070	750,000
	Rights	18-Mar-20	31-Dec-21	N/A	-	$0.070	750,000
	Rights	18-Mar-20	31-Dec-22	N/A	-	$0.070	750,000
Gregory Swan	Options	19-Mar-20	31-Dec-22	17-Apr-21	$0.16	$0.013	2,000,000
	Rights	19-Mar-20	31-Dec-20	N/A	-	$0.063	250,000
	Rights	19-Mar-20	31-Dec-21	N/A	-	$0.063	250,000
	Rights	19-Mar-20	31-Dec-22	N/A	-	$0.063	250,000

Notes:
[1] For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 18 of the financial statements.

18

Option and Performance Right holdings of Key Management Personnel

2020	Held at July 1, 2019	Granted as remuneration	Options & rights exercised	Options & rights lapsed	Held at June 30, 2020	Vested and exercisable at June 30, 2020
Directors						
Ian Middlemas	-	-	-	-	-	-
Keith Phillips	24,000,000	8,250,000	(750,000)	-	31,500,000	18,000,000
Anastasios Arima	11,000,000	-	(8,000,000)	(3,000,000)	-	-
Jeffrey Armstrong	1,000,000	-	-	(500,000)	500,000	500,000
Jorge Beristain	1,000,000	-	-	(500,000)	500,000	500,000
Levi Mochkin	-	-	-	-	-	-
Other KMP						
Patrick Brindle	5,250,000	8,250,000	(750,000)	(1,125,000)	11,625,000	2,625,000
Lamont Leatherman	15,000,000	8,250,000	(10,750,000)	(5,000,000)	7,500,000	-
Austin Devaney[1]	-	-	-	-	-	-
David Buckley	-	-	-	-	-[2]	-[2]
Bruce Czachor	600,000	-	-	(300,000)	300,000[2]	300,000[2]
Gregory Swan	3,500,000	2,750,000	(2,750,000)	(1,000,000)	2,500,000	-
	61,350,000	27,500,000	(23,000,000)	(11,425,000)	54,425,000	21,925,000

Notes:
[1] Mr Devaney was appointed after year end, effective from July 1, 2020.
[2] At date of ceasing to be a KMP.

Shareholdings of Key Management Personnel

2020	Held at July 1, 2019	Granted as remuneration	Options exercised & rights converted	Purchases	Net Change Other	Held at June 30, 2020
Directors						
Ian Middlemas	21,909,091	-	-	-	-	21,909,091
Keith Phillips	2,160,000	-	750,000	-	-	2,910,000[1]
Anastasios Arima	-	500,000	2,906,494	-	-	3,406,494
Jeffrey Armstrong	750,000	500,000	-	-		1,250,000
Jorge Beristain	1,649,000	500,000	-	851,000	-	3,000,000[2]
Levi Mochkin	52,500,000	500,000	-	-	-	53,000,000
Other KMP						
Patrick Brindle	-	-	750,000	-	-	750,000
Lamont Leatherman	-	-	3,817,864	-	(259,696)	3,558,168
Austin Devaney[3]	-	-	-	-	-	-
David Buckley	300,000	-	-	-	-	300,000[4]
Bruce Czachor	-	-	-	-	-	-[4]
Gregory Swan	612,519	-	1,129,339	-	(779,339)	962,519
	79,880,610	2,000,000	9,353,697	851,000	(1,039,035)	91,046,272

Notes:
[1] Mr Phillips holds 810,000 ordinary shares in the form of American Depositary Shares.
[2] Mr Beristain holds 2,500,000 ordinary shares in the form of American Depositary Shares.
[3] Mr Devaney was appointed after year end, effective from July 1, 2020.
[4] At date of ceasing to be a KMP.

Piedmont Lithium Limited ANNUAL REPORT 2020 19

DIRECTORS' REPORT
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Employment Contracts with KMP

Mr. Phillips, President & CEO, has an employment agreement with the Group which may be terminated for any reason at any time. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Phillips is entitled to receive a payment equal to 6 months' salary and continuing benefits for a period of 6 months. Mr. Phillips receives a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Brindle, Vice President and Project Manager, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Brindle is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Effective from January 1, 2019, Mr. Brindle receives a fixed remuneration component of US$210,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with the Group which may be terminated by either party at any time for any or no reason upon at least 2 months prior written notice of termination to the other, or payment in lieu thereof. Effective from January 1, 2019, Mr Leatherman receives a fixed remuneration component of US$210,000 per annum.

Mr. Devaney, Vice President, Sales & Marketing, has an employment agreement with the Group which may be terminated by either party by giving 60 days' written notice. No amount is payable in the event of termination by the Group for cause. Effective from July 1, 2020, Mr. Devaney receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.

End of Remuneration Report.

DIRECTORS' MEETINGS

The number of meetings of directors held during the year and the number of meetings attended by each director were as follows:

	Board Meetings		Audit Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Ian Middlemas	4	4	-	-
Keith Phillips	4	4	-	-
Anastasios Arima	4	4	3	3
Jeffrey Armstrong	4	4	3	3
Jorge Beristain	4	4	3	3
Levi Mochkin	4	4	-	-

NON-AUDIT SERVICES

There were no non-audit services provided by the auditor (or by another person or firm on the auditor's behalf) during the financial year.

20

 Piedmont Lithium Limited ANNUAL REPORT 2020  21    AUDITOR'S INDEPENDENCE DECLARATIONThe lead auditor's independence declaration for the year ended June 30, 2020 has been received and can be found on page 22 of the Directors' Report.Signed in accordance with a resolution of the directors.  KEITH PHILLIPSPresident & CEOSeptember 30, 2020

 AUDITOR'S INDEPENDENCE DECLARATION  22

 CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME YEAR ENDED JUNE 30, 2020  Piedmont Lithium Limited ANNUAL REPORT 2020  23      Notes  2020  2019      US$  US$  Continuing operations        Exploration and evaluation expenses    (3,563,437)  (7,107,146)  Corporate and administrative expenses    (1,514,519)  (1,711,475)  Business development expenses    (941,399)  (928,097)  Share based payments  18  (470,939)  (438,375)  Finance income  2  215,549  128,377  Finance costs  2  (157,271)  -  Other income/(expenses)  2  760,917  234,090  Loss before income tax    (5,671,099)  (9,822,626)  Income tax expense  3  -  -  Loss for the year    (5,671,099)  (9,822,626)  Loss attributable to members of Piedmont Lithium Limited    (5,671,099)  (9,822,626)  Other comprehensive incomeItems that may be reclassified subsequently to profit or loss:        Exchange differences arising on translation of foreign operations    (499,399)  (366,083)  Other comprehensive loss for the year, net of tax    (499,399)  (366,083)  Total comprehensive loss for the year    (6,170,498)  (10,188,709)  Total comprehensive loss attributable to members of Piedmont Lithium Limited    (6,170,498)  (10,188,709)  Basic loss per share (US$ per share)  15  (0.01)  (0.02)  Diluted loss per share (US$ per share)  15  (0.01)  (0.02)  The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITIONAT JUNE 30, 2020  24    Notes  2020  2019      US$  US$  ASSETS        Current Assets        Cash and cash equivalents  5  18,857,088  4,432,150  Trade and other receivables    27,412  59,679  Other assets  6  128,271  -  Total Current Assets    19,012,771  4,491,829  Non-Current Assets        Exploration and evaluation assets  7  7,720,957  2,265,121  Property, plant and equipment  8  774,440  26,195  Other assets  6  150,781  -  Total Non-Current Assets    8,646,178  2,291,316  TOTAL ASSETS    27,658,949  6,783,145  LIABILITIES        Current Liabilities        Trade and other payables  9  1,007,507  2,144,071  Other liabilities  10  705,536  -  Total Current Liabilities    1,713,043  2,144,071  Non-Current Liabilities        Other liabilities  10  1,910,413  -  Total Non-Current Liabilities    1,910,413  -  TOTAL LIABILITIES    3,623,456  2,144,071  NET ASSETS    24,035,493  4,639,074  EQUITY        Contributed equity  12  74,877,325  48,853,707  Reserves  13  515,110  1,990,135  Accumulated losses  14  (51,356,942)  (46,204,768)  TOTAL EQUITY    24,035,493  4,639,074  The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEAR ENDED JUNE 30, 2020

	Contributed Equity US$	Share Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$
Balance at July 1, 2019	**48,853,707**	**2,287,301**	**(297,166)**	**(46,204,768)**	**4,639,074**
Effect of adoption of AASB 16 (Note 1(b))	-	-	-	**(13,009)**	**(13,009)**
Balance at July 1, 2019 (restated)	**48,853,707**	**2,287,301**	**(297,166)**	**(46,217,777)**	**4,626,065**
Net loss for the year	-	-	-	**(5,671,099)**	**(5,671,099)**
Exchange differences arising on translation of foreign operations	-	-	**(499,399)**	-	**(499,399)**
Total comprehensive loss for the year	-	-	**(499,399)**	**(5,671,099)**	**(6,170,498)**
Issue of shares	**27,435,257**	-	-	-	**27,435,257**
Share issue costs	**(2,326,270)**	-	-	-	**(2,326,270)**
Conversion of performance rights	**114,072**	**(114,072)**	-	-	-
Exercise of incentive options	**706,570**	**(706,570)**	-	-	-
Expiry of incentive options	-	**(531,934)**	-	**531,934**	-
Issue of shares to non-executive directors	**93,989**	**(93,989)**	-	-	-
Share based payments	-	**470,939**	-	-	**470,939**
Balance at June 30, 2020	**74,877,325**	**1,311,675**	**(796,565)**	**(51,356,942)**	**24,035,493**
Balance at July 1, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
Net loss for the year	-	-	-	(9,822,626)	(9,822,626)
Exchange differences arising on translation of foreign operations	-	-	(366,083)	-	(366,083)
Total comprehensive loss for the year	-	-	(366,083)	(9,822,626)	(10,188,709)
Issue of shares	8,831,759	-	-	-	8,831,759
Conversion of performance rights	48,465	(48,465)	-	-	-
Share issue costs	(509,865)	-	-	-	(509,865)
Share based payments	-	438,375	-	-	438,375
Balance at June 30, 2019	48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited ANNUAL REPORT 2020 25

 CONSOLIDATED STATEMENT OF CASH FLOWSYEAR ENDED JUNE 30, 2020  26    Notes  2020  2019      US$  US$  Operating activities        Payments to suppliers and employees    (7,177,345)  (9,937,002)  Grant income    138,100  -  Interest paid    (157,271)  -  Interest received    221,088  127,190  Net cash flows used in operating activities  5  (6,975,428)  (9,809,812)  Investing activities        Purchase of exploration and evaluation assets  7  (2,747,784)  (1,523,104)  Purchase of property, plant and equipment  8  (669,471)  (14,407)  Payment of deposits    -  (15,000)  Net cash flows used in investing activities    (3,417,255)  (1,552,511)  Financing activities        Proceeds from issue of shares  12(a)  27,435,257  8,831,759  Share issue costs  12(a)  (2,326,270)  (509,865)  Repayment of borrowings  10(a)  (352,303)  -  Proceeds from principal portion of sub-lease receivables    35,795  -  Costs of entering sub-lease    (25,060)  -  Payment of principal portion of lease liabilities    (83,232)  -  Net cash flows from financing activities    24,684,187  8,321,894  Net increase/(decrease) in cash and cash equivalents    14,291,504  (3,040,429)  Net foreign exchange differences    133,434  234,090  Cash and cash equivalents at beginning of year    4,432,150  7,238,489  Cash and cash equivalents at the end of the year  5  18,857,088  4,432,150  The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the financial report of Piedmont Lithium Limited ("Piedmont" or "Company") and its consolidated entities ("Consolidated Entity" or "Group") for the year ended June 30, 2020 are stated to assist in a general understanding of the consolidated financial report.

Piedmont is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol "PLL" and our American Depositary Shares, or ADRs, each representing 100 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol "PLL". The Bank of New York Mellon, acting as depositary, registers and delivers the ADRs.

The Group's principal activities are the exploration and development of mineral resource projects.

The financial report of the Group for the year ended June 30, 2020 was authorised for issue in accordance with a resolution of the Directors on September 25, 2020.

(a) Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards ("AASs") adopted by the Australian Accounting Standards Board ("AASB") and the *Corporations Act 2001*.

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

The financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value.

The financial report is presented in United States dollars (US$).

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

(b) New standards, interpretations and amendments

In the current year, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2019.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

- AASB 16 *Leases*;
- Interpretation 23 *Uncertainty over Income Tax Treatments; and*
- AASB 2018-1 *Amendments to AASB 3, AASB 11, AASB 112 & AASB 123 – Annual Improvements 2015–2017 Cycle.*

Other than AASB 16, the adoption of these new and revised standards and amendments has not affected the amounts reported for the current or prior periods. A discussion on the adoption of AASB 16 is included below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

AASB 16 Leases

The Group applied AASB 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at July 1, 2019. Accordingly, the comparative information presented as of June 30, 2019 and for the year then ended is not restated – i.e. it is presented, as previously reported, under AASB 117 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in AASB 16 have not been applied to comparative information.

Piedmont Lithium Limited ANNUAL REPORT 2020 27

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) New standards, interpretations and amendments (Continued)

AASB 16 Leases (Continued)

Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under International Financial Reporting Interpretations Committee ("IFRIC") Interpretation 4 - *Determining Whether an Arrangement Contains a Lease*. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in AASB 16.

On transition to AASB 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied AASB 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under AASB 117 and IFRIC 4 were not reassessed for whether there is a lease under AASB 16.

As a lessee

As a lessee, the Group leases primarily property assets. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under AASB 16, the Group recognises right-of-use assets and lease liabilities for most of these leases – i.e. these leases are now on-balance sheet.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- Fixed payments, less any lease incentives receivables
- Variable lease payment that are based on an index or a rate
- Amounts expected to be payable by the lessee under residual value guarantees
- The exercised price of a purchase option if the lessee is reasonably certain to exercise that option, and
- Payments of penalties for terminating the lease, if the term reflects the lessee exercising that option.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying assets is available for use), measured at cost.

The cost of right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are subsequently measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities.

28

 Piedmont Lithium Limited ANNUAL REPORT 2020  29    Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under AASB 137. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.Right-of-use assets are subject to impairment in accordance with AASB 136 Impairment of Assets. Any identified impairment loss is accounted for in line with our accounting policy for ‘Property, plant and equipment’.At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price. However, for leases of property the Group has elected not to separate non-lease components and accounts for the lease and associated non-lease components as a single lease component.As an intermediate lessorUnder AASB 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right- of-use asset arising from the head lease (and not by reference to the underlying asset as was the case under AASB 117).Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.Amounts due from lessees under finance leases are recognised as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.When a contract includes lease and non-lease components, the Group applies AASB 15 to allocate the consideration under the contract to each component.Leases classified as operating leases under AASB 117Previously, the Group classified property leases as operating leases under AASB 117. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at July 1, 2019. The Group has measured right-of-use assets at their carrying amount as if AASB 16 had been applied since the commencement date, discounted using the Group’s incremental borrowing rate at the date of initial application.The Group used a number of practical expedients when applying AASB 16 to leases previously classified as operating leases under AASB 117. In particular, the Group:      did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;did not recognise right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment); excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; andused hindsight when determining the lease term.  Leases classified as finance leases under AASB 117The Group did not have any leases that were previously classified as finance leases under AASB 117.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) New standards, interpretations and amendments (Continued)

AASB 16 Leases (Continued)

Impact on transition

On transition to AASB 16, the Group recognised right-of-use assets and lease liabilities, recognising the difference in accumulated losses. The impact on transition is summarised below.

	As previously reported US$	AASB 16 adjustment US$	As adjusted at July 1, 2019 US$
Right-of-use assets	-	222,116	222,116
Other liabilities	-	(235,125)	(235,125)
Accumulated losses	(46,204,768)	(13,009)	(46,217,777)

When measuring liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at July 1, 2019. The weighted average rate applied is 13%.

The lease liabilities as at July 1, 2019 can be reconciled to the operating lease commitments as of June 30, 2019, as follows:

	US$
Operating lease commitments as at June 30, 2019	134,884
Discounted operating lease commitments as at July 1, 2019	116,873
Less: Commitments relating to short-term leases and leases of low-value assets	(25,627)
Add: Lease payments not included in operating lease commitments as at June 30, 2019	143,879
Lease liabilities as at July 1, 2019	235,125

(c) Issued standards and interpretations not early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended June 30, 2020. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
AASB 2018-6 *Amendments to Australian Accounting Standards – Definition of a Business*	January 1, 2020	July 1, 2020
AASB 2018-7 *Amendments to Australian Accounting Standards – Definition of Material*	January 1, 2020	July 1, 2020
Conceptual Framework for Financial Reporting	January 1, 2020	July 1, 2020
2019-1 *Amendments to Australian Accounting Standards – References to the Conceptual Framework*	January 1, 2020	July 1, 2020

(d) Change in functional currency

An entity's functional currency is the currency of the primary economic environment in which the entity operates. In June 2020, the Company completed its first U.S. public offering of its American Depositary Shares ("ADSs") to raise U.S. dollar (US$) denominated gross proceeds of US$12.9 million. In addition, the majority of the Group's future operating and capital costs will be denominated in U.S. dollars (US$). Consequently, the Directors have determined that the functional currency of the Company is U.S. dollars (US$) effective June 30, 2020.

The change in functional currency has been applied prospectively with effect from June 30, 2020 in accordance with the requirements of the Accounting Standards. To give effect to the change in functional currency, the assets and liabilities of entities with an Australian dollar (A$) functional currency at June 30, 2020 were converted into U.S. dollars at a fixed exchange rate of US$1:A$1.457 and the contributed equity, reserves and retained earnings were converted at applicable historical rates.

The Group's presentation currency remains US$, following the Group's change in its presentation currency from A$ to US$ during the 2018 year, consequently there is no impact on any comparative financial information presented.

30

(e) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at June 30, 2020 and June 30, 2019, and the results of all subsidiaries for the years then ended.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Statement of Financial Position of the Company.

(f) Foreign Currencies

(i) *Functional and presentation currency*

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The Company's functional currency changed from Australian dollars to U.S. dollars effective June 30, 2020 as outlined in noted 1(d). The consolidated financial statements are presented in United States dollars which is the Company's presentation currency.

(ii) *Transactions and balances*

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

(iii) *Group companies*

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in equity. These differences are recognised in profit or loss in the period in which the operation is disposed.

Piedmont Lithium Limited ANNUAL REPORT 2020 31

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.

(h) Trade and Other Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for expected credit losses, applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(i) Property, Plant and Equipment

(i) *Cost and valuation*

All classes of property, plant and equipment are measured at cost.

(ii) *Depreciation*

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated.

	2020	2019
Major depreciation periods are:		
Plant and equipment:	**5 years**	5 years

(j) Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6 *Exploration for and Evaluation of Mineral Resources.*

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group's option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i) the rights to tenure of the area of interest are current; and

(ii) at least one of the following conditions is also met:

- the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

32

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a "mine development property" and future expenditure incurred in the development of that area of interest is accounted for in accordance with the Group's policy for Property, Plant & Equipment, as described in Note 1(i).

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(k) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(l) Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(m) Interest income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(n) Government grant income

Government grants are recognised when there is reasonable assurance that the Group will comply with the conditions attaching to the grant and that the grant will be received. Government grants are recognised in profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which grants are intended to compensate. If the grant relates to expenses or losses already incurred by the entity, or to provide immediate financial support to the entity with no future related costs, the income is recognised in the period in which it becomes receivable.

Piedmont Lithium Limited ANNUAL REPORT 2020 33

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(p) Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(q) Earnings per Share

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(r) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST. Cash flows are presented in the Statement of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

34

 Piedmont Lithium Limited ANNUAL REPORT 2020  35    (s) Use and Revision of Accounting Estimates, Judgements and AssumptionsThe preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:Change in functional currency (Note 1(d));Recognition of tax losses (Note 3);Impairment of exploration and evaluation expenditures (Note 7); andShare-based payments (Note 18).(t) Operating SegmentsAn operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.Operating segments have been identified based on the information provided to the chief operating decision makers, being the board of directors.The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:Nature of the products and services,Nature of the production processes,Type or class of customer for the products and services,Methods used to distribute the products or provide the services, and if applicable,Nature of the regulatory environment.Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.(u) Impairment of AssetsThe Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Impairment of Assets (Continued)

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v) Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(w) Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x) Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(y) Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black Scholes option pricing model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

36

 Piedmont Lithium Limited ANNUAL REPORT 2020  37    2.  INCOME AND EXPENSES      2020  2019      US$  US$  Finance income        Interest income    215,549  128,377      215,549  128,377  Finance costs        Interest on loans and borrowings    (107,568)  -  Interest on lease liabilities    (49,703)  -      (157,271)  -  Other income/(expenses)        Net foreign exchange gain    632,832  234,090  Grant income (1)    138,100  -  Gain on derecognition of right-of-use assets    15,588  -  Other    (25,603)  -      760,917  234,090  Depreciation and amortisation        Depreciation and amortisation of property, plant and equipment    (84,512)  (8,812)      (84,512)  (8,812)  Employee benefits expense (including KMP)        Wages, salaries and fees    (1,554,496)  (1,897,280)  Defined contribution plans    (34,099)  (51,432)  Other employee benefits    (130,430)  (159,030)  Share based payments  18  (470,939)  (438,375)      (2,189,964)  (2,546,117)  Notes:  (1)  During the year, the Group received US$138,100 (2019: nil) in government grants under the Paycheck Protection Program, a business loan program established by the 2020 US Federal government Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to help certain businesses continue paying their workers. The Paycheck Protection Program provides businesses with funds to pay payroll costs in the form of loans that will be fully forgiven when used for eligible payroll costs.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

3. INCOME TAX

	2020 US$	2019 US$
Recognised in profit or loss		
Current income tax:		
Current income tax benefit in respect of the current year	-	-
Deferred income tax:		
Origination and reversal of temporary differences	-	-
Income tax expense reported in profit or loss	-	-
Reconciliation between tax expense and accounting loss before income tax		
Accounting loss before income tax	**(5,671,099)**	(9,822,626)
At the Australian income tax rate of 30% (2019: 30%)	**(1,701,330)**	(2,946,788)
Expenditure not allowable for income tax purposes	**280,176**	435,641
Income not assessable for income tax purposes	**(189,850)**	(70,227)
Effect of different income tax rate in the United States	**366,471**	1,774,721
Effect of change in income tax rate in Australia	-	(233,013)
Exchange differences on translation of foreign operations	**125,391**	142,627
Adjustments in respect of deferred income tax of previous years	**(214,545)**	(159,852)
Effect of deferred tax assets not brought to account	**1,333,687**	1,056,891
Income tax expense reported in profit or loss	-	-
Deferred Tax Assets and Liabilities		
Deferred Tax Liabilities:		
Accrued interest	**875**	3,856
Deferred tax assets used to offset deferred tax liabilities	**(875)**	(3,856)
	-	-
Deferred Tax Assets:		
Accrued expenditures	**27,487**	35,587
Exploration and evaluation expenditure [(1)]	**3,213,971**	2,649,626
Tax losses available to offset against future taxable income	**4,676,715**	3,902,255
Deferred tax assets used to offset deferred tax liabilities	**(875)**	(3,856)
Deferred tax assets not brought to account [(2)]	**(7,917,298)**	(6,583,612)
	-	-

Notes:

(1) For U.S. income tax purposes, exploration costs are generally capitalised and then amortized for tax purposes unless an election is made to deduct the exploration costs as incurred. On finalisation of its U.S. tax return, the Group did not make such an election for the year ended June 30, 2019, and consequently exploration costs have been treated as capitalised for tax purposes, with deductions available in future periods. This election has no impact on the total deferred tax assets available to the Group at either June 30, 2020 or June 30, 2019.

(2) The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.

4. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2020 (2019: Nil).

38

 Piedmont Lithium Limited ANNUAL REPORT 2020  39    5.  CASH AND CASH EQUIVALENTS    2020  2019    US$  US$  Cash at bank and on hand  14,307,088  2,224,380  Short term deposits  4,550,000  2,207,770    18,857,088  4,432,150  Reconciliation of loss before income tax to net cash flows from operations      Loss for the year  (5,671,099)  (9,822,626)  Adjustment for non-cash income and expense items      Depreciation and amortization  84,512  8,812  Share-based payments expense  470,939  438,375  Net foreign exchange gain  (632,832)  (234,090)  Gain on derecognition of right-of-use assets  (15,588)  -  Other  17,258  -  Change in assets and liabilities      (Increase)/decrease in trade and other receivables  (92,054)  10,814  (Decrease)/Increase in trade and other payables  (1,136,564)  154,987  Exchange differences arising on translation of foreign operations  -  (366,084)  Net cash outflow from operating activities  (6,975,428)  (9,809,812)  6.  OTHER ASSETS    2020US$  2019US$  Current      Sub-lease receivables (1)  102,684  -  Prepayments  25,587    Total current other assets  128,271  -  Non-current      Sub-lease receivables (1)  120,875  -  Lease security deposit  29,906    Total non-current other assets  150,781  -  Total other assets  279,052  -  Notes:  (1)  During the period, the Group entered into an agreement to sub-lease one of its offices in the United States and, accordingly, has recognised a sub-lease receivable at June 30, 2020. Refer to Note 11 for further information on leases.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

7. EXPLORATION AND EVALUATION ASSETS

	Piedmont Lithium Project [1] US$
2020	
Carrying amount at July 1, 2019	**2,265,121**
Additions [2]	**5,455,836**
Carrying amount at June 30, 2020 [3]	**7,720,957**
2019	
Carrying amount at July 1, 2018	742,017
Additions [2]	1,523,104
Carrying amount at June 30, 2019 [3]	2,265,121

Notes:

(1) At June 30, 2020, the Piedmont Lithium Project comprised approximately 2,126 acres (June 30, 2019: approximately 2,207 acres) of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights. For those properties under option, no liability has been recorded for the consideration payable to landowners if the Group chooses to exercise its option (refer to Note 22 for further details of contingent liabilities).

(2) During the year ended June 30, 2020, the Group made land acquisition payments and land option payments totalling US$5,455,836 (2019: US$1,523,104) to landowners which have been treated as acquisition costs and capitalised as 'exploration and evaluation assets'. The acquisitions during the 2020 year were settled through a combination of cash payments of US$2,747,784 (2019: US$1,523,104) and vendor financed loans and borrowings of US$2,708,052 (2019: nil). Refer to Note 10(a) for further information.

(3) The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

40

8. PROPERTY, PLANT AND EQUIPMENT

	Freehold land	Plant and equipment	Right-of-use assets	Total
	US$	US$	US$	US$
2020				
Carrying amount at July 1, 2019	-	**26,195**	-	**26,195**
Effect of adoption of AASB 16 (refer Note 1(b))	-	-	**222,116**	**222,116**
Carrying amount at July 1, 2019 (adjusted)	-	**26,195**	**222,116**	**248,311**
Additions	**688,829**	**15,642**	**116,400**	**820,871**
De-recognition of right-of-use assets [(1)]	-	-	**(210,230)**	**(210,230)**
Depreciation and amortization	-	**(13,249)**	**(71,263)**	**(84,512)**
Carrying amount at June 30, 2020	**688,829**	**28,588**	**57,023**	**774,440**
- at cost	**688,829**	**52,068**	**89,608**	**830,505**
- accumulated depreciation and amortization	-	**(23,480)**	**(32,585)**	**(56,065)**
2019				
Carrying amount at July 1, 2018	-	3,982	-	3,982
Additions	-	31,025	-	31,025
Depreciation and amortization	-	(8,812)	-	(8,812)
Carrying amount at June 30, 2019	-	26,195	-	26,195
- at cost	-	36,426	-	36,426
- accumulated depreciation and amortization	-	(10,231)	-	(10,231)

Notes:

(1) During the period, the Group entered into an agreement to sublease one of its offices in the United States. The Group has assessed that as a result of entering into the sublease, the Group no longer retains the significant risks and rewards associated with the use of the office space and as such has de-recognised the right-of-use asset recorded in relation to this lease, and recognised a corresponding sub-lease receivable at June 30, 2020, which is classified as 'other assets' in the consolidated statement of financial position. The Group has not adjusted the corresponding lease liability recognised under the office lease as it is still responsible for the lease payments to the lessor. Refer to Note 11 for further information on leases.

9. TRADE AND OTHER PAYABLES

	2020	2019
	US$	US$
Current		
Trade creditors	**644,857**	1,434,439
Accrued expenses	**362,650**	709,632
Total trade and other payables	**1,007,507**	2,144,071

Piedmont Lithium Limited ANNUAL REPORT 2020 41

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

10. OTHER LIABILITIES

	Note	2020 US$	2019 US$
Current			
Loans and borrowings [(1)]		577,576	-
Lease liabilities	11	127,960	-
Total current other liabilities		705,536	-
Non-current			
Loans and borrowings [(1)]		1,740,042	-
Lease liabilities	11	140,465	-
Sub-lease security deposit		29,906	
Total non-current other liabilities		1,910,413	-
Total other liabilities		2,615,949	-

Notes:

[(1)] At June 30, 2020, the Group had loans and borrowings relating to surface properties that form part of 'exploration and evaluation assets' which have been fully or partly financed by the seller of the surface properties. The loans and borrowings are repayable in monthly instalments, based on an implied interest rate of 10%, and secured by the respective surface property.

(a) Reconciliation

	Balance at July 1, 2019 US$	Amount Financed US$	Modifications US$	Cash Repayments US$	Balance at June 30, 2020 US$
Loans and borrowings	-	2,708,052	(38,131)	(352,303)	2,317,618
Lease liabilities	-	351,657	-	(83,232)	268,425
Total	-	3,059,709	(38,131)	(435,535)	2,586,043

42

 Piedmont Lithium Limited ANNUAL REPORT 2020  43    11. LEASESThe Group has lease contracts for various buildings in the United States. Leases of buildings generally have lease terms between 1 and 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. The Group also has certain leases with lease terms of 12 months or less and leases of equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. The cost associated with these leases are recognised in the profit or loss statement and such items recorded in the profit or loss statement are presented in exploration and evaluation expenses.During 2020, the Group entered into an agreement to sublease one of its office premises in the United States. The Group has assessed that as a result of entering into the sublease, the Group no longer retains the significant risks and rewards associated with the use of the office space and as such has de-recognised the right-of-use asset recorded in relation to this lease, and recognised a corresponding sub-lease receivable at June 30, 2020. The Group has not adjusted the corresponding lease liability recognised under the office lease as it is still responsible for the lease payments to the lessor.The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the period are in Note 8.The carrying amounts of lease liabilities (included under other liabilities) and the movements during the period are in Note 10.The following are the amounts recognised in profit or loss in respect of leases:  US$    2020 – Leases under AASB 16    Amortization expense on right-of-use assets  (71,263)  Gain on derecognition of right-of-use assets  15,588  Interest expense on lease liabilities  (49,703)  Interest income on sub-lease receivables  4,079  Expense relating to short-term leases and leases of low-value assets  (32,673)  Net amount recognised in profit or loss  (133,972)  2019 – Operating Leases under AASB 117  (92,189)  Lease expense    Net amount recognised in profit or loss  (92,189)  The Group had cash outflows of $83,232 relating to payments for the principal portion of lease liabilities in 2020, cash inflows of $35,795 relating to proceeds from the principal portion of sub-lease receivables in 2020, and cash outflows of $25,060 relating to costs of entering the sub-lease.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

12. CONTRIBUTED EQUITY

	Note	2020 US$	2019 US$
Issued capital			
1,035,320,206 fully paid ordinary shares (2019: 670,380,352)	12(a)	**74,877,325**	48,853,707

(a) Movements in issued capital during the past two years

Details	Number of Ordinary Shares	Issue Price	US$
2020			
Opening balance at July 1, 2019	**670,380,352**		**48,853,707**
Issue of shares – share placement (July 2019)	**145,000,000**	**A$0.145**	**14,557,710**
Issue of shares – U.S public offering (June 2020)	**206,500,000**	**A$0.09**	**12,877,547**
Issue of shares – exercise of incentive options	**8,939,854**	-	**706,570**
Issue of shares – non-executive directors	**2,000,000**	-	**93,989**
Issue of shares – conversion of performance rights	**2,500,000**	-	**114,072**
Share issue costs	-	-	**(2,326,270)**
Closing balance at June 30, 2020	**1,035,320,206**		**74,877,325**
2019			
Opening balance at July 1, 2018	559,030,352		40,483,348
Issue of shares – share placement	111,000,000	A$0.11	8,831,759
Issue of shares – conversion of rights	350,000	-	48,465
Share issue costs	-	-	(509,865)
Closing balance at June 30, 2019	670,380,352		48,853,707

(b) Rights attaching to ordinary shares

The rights attaching to fully paid ordinary shares ("Shares") arise from a combination of the Company's Constitution, statute and general law. Shares issued following the exercise of Options or conversion of Performance Rights in accordance with notes 13(c) and 13(d) will rank equally in all respects with the Company's existing Shares.

(i) *Shares* - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii) *Meetings of Members* - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii) *Voting* - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv) *Changes to the Constitution* - The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

44

(v) *Listing Rules* - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

13. RESERVES

	Note	2020 US$	2019 US$
Share-based payments reserve	13(b)	**1,311,675**	2,287,301
Foreign currency translation reserve	13(e)	**(796,565)**	(297,166)
		515,110	1,990,135

(a) Nature and purpose of reserves

(i) *Share-based payments reserve*

The share-based payments reserve is used to record the fair value of Incentive Options and Performance Rights issued by the Group.

(ii) *Foreign currency translation reserve*

Exchange differences arising on translation of entities whose functional currency is different to the Group's presentation currency are taken to the foreign currency translation reserve, as described in Note 1(f).

(b) Movements in share-based payments reserve during the past two years

Details	Number of Incentive Options	Number of Performance Rights	Number of Unissued Shares	US$
2020				
Opening balance at July 1, 2019	**84,650,000**	**50,000**	**-**	**2,287,301**
Grant of incentive securities [1]	**25,950,000**	**7,500,000**	**2,000,000**	**-**
Exercise of incentive options	**(31,500,000)**	**-**	**-**	**(706,570)**
Conversion of performance rights	**-**	**(2,500,000)**	**-**	**(114,072)**
Conversion of unissued shares	**-**	**-**	**(2,000,000)**	**(93,989)**
Expiry of incentive options	**(25,475,000)**	**-**	**-**	**(531,934)**
Lapse of performance rights	**-**	**(50,000)**	**-**	**-**
Share-based payment expense	**-**	**-**	**-**	**470,939**
Closing balance at June 30, 2020	**53,625,000**	**5,000,000**	**-**	**1,311,675**
2019				
Opening balance at July 1, 2018	79,700,000	1,500,000	-	1,897,391
Grant of incentive securities [1]	4,950,000	-	-	-
Conversion of performance rights	-	(350,000)	-	(48,465)
Lapse of performance rights	-	(1,100,000)	-	-
Share based payment expense	-	-	-	438,375
Closing balance at June 30, 2019	84,650,000	50,000	-	2,287,301

Notes:

[1] For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, refer to Note 18 of the financial statements.

Piedmont Lithium Limited ANNUAL REPORT 2020 45

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

13. RESERVES (Continued)

(c) Terms and conditions of Incentive Options

Incentive Options granted as share-based payments have the following terms and conditions:

- Each Incentive Option entitles the holder to the right to subscribe for one Share upon the exercise of each Incentive Option;
- The Incentive Options granted as share based payments at the end of the financial year have the following exercise prices and expiry dates:
  - 6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
  - 6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
  - 6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
  - 6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;
  - 2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020;
  - 1,500,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2021;
  - 1,500,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2022; and
  - 23,750,000 Incentive Options exercisable at A$0.16 each expiring on December 31, 2022;
- The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
- Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company;
- Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options;
- If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
- No application for quotation of the Incentive Options will be made by the Company.

(d) Terms and conditions of Performance Rights

Performance Rights granted as share-based payments have the following terms and conditions:

- Each Performance Right automatically converts into one Share upon vesting of the Performance Right;
- Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;
- The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
  - 2,500,000 Performance Rights subject to the 'Integrated Feasibility Study Milestone', expiring December 31, 2021; and
  - 2,500,000 Performance Rights subject to the 'Construction Milestone', expiring December 31, 2022.
- Shares issued on conversion of the Performance Rights rank equally with the then Shares of the Company;
- Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;
- If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;
- No application for quotation of the Performance Rights will be made by the Company; and
- Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e) Movements in foreign currency translation reserve during the past two years

	2020 US$	2019 US$
Balance at July 1	**(297,166)**	68,917
Exchange differences arising on translation of foreign operations	**(499,399)**	(366,083)
Balance at June 30	**(796,565)**	(297,166)

46

14. ACCUMULATED LOSSES

	Note	2020 US$	2019 US$
Balance at July 1		**(46,204,768)**	(36,382,142)
Effect of adoption of AASB 16	1(b)	**(13,009)**	-
Expiration of incentive options		**531,934**	-
Net loss for the year		**(5,671,099)**	(9,822,626)
Balance at June 30		**(51,356,942)**	(46,204,768)

15. EARNINGS PER SHARE

	2020 US$	2019 US$
Basic loss per share	**(0.01)**	(0.02)
Diluted loss per share	**(0.01)**	(0.02)

	2020 US$	2019 US$
The following reflects the income and share data used in the calculations of basic earnings per share:		
Net loss	**(5,671,099)**	(9,822,626)
Earnings used in calculating basic and dilutive earnings per share	**(5,671,099)**	(9,822,626)

	Number of Ordinary Shares 2020	Number of Ordinary Shares 2019
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	**828,356,668**	621,391,730

(a) Non-Dilutive Securities

As at balance date, 53,625,000 Incentive Options and 5,000,000 Performance Rights, which together represent 58,625,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.

(b) Conversions, Calls, Subscriptions or Issues after June 30, 2020

After year end, the Company issued 120,000,000 fully paid ordinary shares pursuant to a private placement to existing non-U.S. institutional and sophisticated shareholders and directors, at an issue price of A$0.09 per share, to raise gross proceeds of A$10.8 million (~US$7.8 million).

Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

Piedmont Lithium Limited ANNUAL REPORT 2020 47

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

16. RELATED PARTIES

(a) Subsidiaries

	Country of Incorporation	Equity Interest	
		2020 %	2019 %
Piedmont Lithium, Inc.	United States	**100**	100
Gaston Land Company, LLC	United States	**100**	100

(b) Ultimate Parent

Piedmont Lithium Limited is the ultimate parent of the Group.

(c) Transactions with Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2020 US$	2019 US$
Short-term employee benefits	**1,414,164**	1,673,245
Post-employment benefits	**27,785**	30,544
Termination benefits	**30,000**	-
Share-based payments	**451,864**	420,529
Total compensation	**1,923,813**	2,124,318

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2020 (2019: Nil).

Further details relating to Key Management Personnel, including remuneration details and equity holdings, are included in the Remuneration Report.

(d) Other transactions with Related Parties

Ledger Holdings Pty Ltd ('Ledger'), a company associated with Mr Levi Mochkin, was paid or is payable US$135,151 during the 2020 year for the provision of services in relation to business development activities (2019: A$120,000) (such fees have been included in Mr Mochkin's remuneration as disclosed above). Effective from February 1, 2020, Ledger receives a monthly retainer of US$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months' notice.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

48

 Piedmont Lithium Limited ANNUAL REPORT 2020  49    17. PARENT ENTITY DISCLOSURES            2020  2019    US$  US$  Financial Position      Assets      Current Assets  18,501,634  4,187,387  Non-Current Assets  6,211,811  711,858  Total Assets  24,713,445  4,899,245  Liabilities      Current Liabilities  677,952  260,171  Total Liabilities  677,952  260,171  Equity      Contributed equity  74,877,325  48,853,707  Reserves  (571,008)  1,990,135  Accumulated losses  (50,270,824)  (46,204,768)  Total Equity  24,035,493  4,639,074  Financial Performance      Loss for the year  (4,066,056)  (10,998,908)  Other comprehensive loss  (677,660)  (366,083)  Total comprehensive loss  (4,743,716)  (11,364,991)    OtherNo guarantees have been entered into by the parent entity in relation to its subsidiaries. Refer to note 22 for details of contingent assets and liabilities.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

18. SHARE-BASED PAYMENTS

(a) Recognised share-based payment expense

From time to time, the Group grants Ordinary Shares, Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past two years, the following equity-settled share-based payments have been recognised:

	2020 US$	2019 US$
Expense arising from equity-settled share-based payment transactions	**470,939**	438,375

(b) Summary of Options and Performance Rights granted as share-based payments

The following table illustrates the number and weighted average exercise prices ("WAEP") of Incentive options and Performance Rights granted as share-based payments at the beginning and end of the financial year:

	2020 Number	2020 WAEP	2019 Number	2019 WAEP
Outstanding at beginning of year	**84,700,000**	**A$0.14**	81,200,000	A$0.13
Options granted during the year	**25,950,000**	**A$0.16**	4,950,000	A$0.22
Options exercised during the year	**(31,500,000)**	**A$0.08**	-	-
Options expired during the year	**(25,475,000)**	**A$0.17**	-	-
Rights granted during the year	**7,500,000**	-	-	-
Rights lapsed during the year	**(50,000)**	-	(1,100,000)	-
Rights converted during the year	**(2,500,000)**	-	(350,000)	-
Outstanding at end of year	**58,625,000**	**A$0.15**	84,700,000	A$0.14

The following Incentive Options and Performance Rights were granted as share-based payments during the past two years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
Series 1	Options	375,000	13-Jul-18	30-Jun-20	$0.25	$0.0630
Series 2	Options	375,000	13-Jul-18	31-Dec-20	$0.35	$0.0590
Series 3	Options	500,000	1-Aug-18	30-Jun-20	$0.25	$0.0640
Series 4	Options	500,000	1-Aug-18	31-Dec-20	$0.35	$0.0580
Series 5	Options	1,500,000	7-May-19	30-Jun-21	$0.15	$0.0680
Series 6	Options	1,500,000	7-May-19	30-Jun-22	$0.20	$0.0680
Series 7	Options	100,000	1-Oct-18	30-Jun-20	$0.25	$0.0260
Series 8	Options	100,000	1-Oct-18	31-Dec-20	$0.35	$0.0240
Series 9	Options	1,000,000	17-Dec-19	30-Jun-20	$0.15	$0.0110
Series 10	Options	1,200,000	17-Dec-19	30-Jun-20	$0.20	$0.0050
Series 11	Options	12,000,000	18-Mar-20	31-Dec-22	$0.16	$0.0160
Series 12	Options	8,500,000	19-Mar-20	31-Dec-22	$0.16	$0.0130
Series 13	Options	250,000	20-Mar-20	31-Dec-22	$0.16	$0.0160
Series 14	Options	1,500,000	27-Mar-20	31-Dec-22	$0.16	$0.0180
Series 15	Options	1,500,000	17-Apr-20	31-Dec-22	$0.16	$0.0190
Series 16	Rights	1,500,000	18-Mar-20	31-Dec-20	-	$0.0700
Series 17	Rights	1,000,000	19-Mar-20	31-Dec-20	-	$0.0630
Series 18	Rights	1,500,000	18-Mar-20	31-Dec-21	-	$0.0700
Series 19	Rights	1,000,000	19-Mar-20	31-Dec-21	-	$0.0630
Series 20	Rights	1,500,000	18-Mar-20	31-Dec-22	-	$0.0700
Series 21	Rights	1,000,000	19-Mar-20	31-Dec-22	-	$0.0630

(c) Weighted Average Remaining Contractual Life

At June 30, 2020, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.82 years (2019: 1.06 years).

50

(d) Range of Exercise Prices

At June 30, 2020, the range of exercise prices of Incentive Options on issue that had been granted as share-based payments was A$0.10 to A$0.35 (2019: A$0.05 to A$0.35).

(e) Weighted Average Share Price of Exercised Options

For Incentive Options exercised during the year ended June 30, 2020, the weighted average share price at the date of exercise was A$0.10. There were no Incentive Options exercised during the year ended June 30, 2019.

(f) Weighted Average Fair Value

The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended June 30, 2020 was A$0.03 (2019: A$0.05).

(g) Option and Rights Pricing Models

The fair value of Performance Rights granted is estimated as at the date of grant based on the underlying share price (being the seven-day volume weighted average share price prior to issuance).

The fair value of Incentive Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Incentive Options were granted. The tables below list the inputs to the valuation model used for share options granted by the Group during the last two years:

	2020 Incentive Options	2019 Incentive Options
Fair value at grant date (weighted average)	**A$0.015**	A$0.064
Share price at grant date (weighted average)	**A$0.07**	A$0.16
Exercise price (weighted average)	**A$0.16**	A$0.22
Expected life of options/rights (weighted average) (1)	**2.59 years**	2.01 years
Risk-free interest rate (weighted average)	**0.44%**	1.59%
Expected volatility (2)	**70%**	78%
Expected dividend yield (3)	**-**	-

Notes:

(1) The expected life is based on the expiry date of the options or rights.

(2) The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

(3) The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

19. AUDITORS' REMUNERATION

	2020 US$	2019 US$
Deloitte and related network firms:		
Audit or review of financial reports - Group	**94,024**	81,108
Other assurance and agreed-upon procedures	**128,714**	-
	222,738	81,108

Piedmont Lithium Limited ANNUAL REPORT 2020 51

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

20. SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.

(a) Reconciliation of non-current assets by geographical location

	2020 US$	2019 US$
United States of America	**8,646,178**	2,291,316
	8,646,178	2,291,316

21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a) Overview

The Group's principal financial instruments comprise receivables, payables, cash, and short-term deposits. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure to or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b) Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and receivables.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

	Note	2020 US$	2019 US$
Cash and cash equivalents	5	**18,857,088**	4,432,150
Trade and other receivables		**27,412**	59,679
Other assets	6	**279,052**	-
		19,163,552	4,491,829

With respect to credit risk arising from cash and cash equivalents, the Group's exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

52

Trade and other receivables comprise primarily deposits, accrued interest revenue and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. At June 30, 2020 none (2019: none) of the Group's receivables are past due. During the year, the Group recognised an impairment loss of US$63,733 in relation to trade and other receivables.

Other assets comprise prepayments, security deposits, and sub-lease receivables.

(c) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2020 and 2019, the Group had sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial assets and liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤1 year US$	1-5 years US$	≥5 years US$	Total US$
2020				
Financial assets				
Sub-lease receivables	**102,684**	**120,875**	-	**223,559**
	102,684	**120,875**	-	**223,559**
Financial liabilities				
Trade and other payables	**1,007,507**	-	-	**1,007,507**
Other liabilities	**705,536**	**1,910,413**	-	**2,615,949**
	1,713,043	**1,910,413**	-	**3,623,456**
2019				
Financial assets				
Sub-lease receivables	-	-	-	-
	-	-	-	-
Financial liabilities				
Trade and other payables	2,144,071	-	-	2,144,071
	2,144,071	-	-	2,144,071

(d) Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	Note	2020 US$	2019 US$
Interest-bearing financial instruments			
Cash at bank and on hand	5	**14,307,088**	2,224,380
Short term deposits	5	**4,550,000**	2,207,770
		18,857,088	4,432,150

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 0.17% (2019: 2.02%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Piedmont Lithium Limited ANNUAL REPORT 2020 53

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(d) Interest Rate (Continued)

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2019.

	Profit or loss		Equity	
	+1% US$	**-1% US$**	**+1% US$**	**-1% US$**
2020				
Group				
Cash and cash equivalents	**188,571**	**(29,013)**	**188,571**	**(29,013)**
2019				
Group				
Cash and cash equivalents	44,322	(44,322)	44,322	(44,322)

(e) Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

The Group's exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than US$. The Group also has transactional currency exposures relating to transactions denominated in currencies other than US$. The currency in which these transactions primarily are denominated is A$.

It is the Group's policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At June 30, 2020, the majority of the Group's cash reserves were denominated in US$, being US$17.9 million (2019: US3.4 million).

At the reporting date, the Group's exposure to financial instruments denominated in foreign currencies was:

A$ denominated financial assets and liabilities	2020 A$ exposure (US$ Equivalent)	2019 A$ exposure (US$ Equivalent)
Financial assets		
Cash and cash equivalents	**955,630**	1,028,454
Trade and other receivables	**24,322**	24,679
Financial liabilities		
Trade and other payables	**(677,952)**	(260,171)
Net exposure	**302,000**	792,962

54

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income	
	10% Increase US$	10% Decrease US$	10% Increase US$	10% Decrease US$
2020				
Group	**30,201**	**(30,201)**	**30,201**	**(30,201)**
2019				
Group	79,296	(79,296)	79,296	(79,296)

(f) Commodity Price Risk

The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group's control. As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

(g) Capital Management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the year.

(h) Fair Value

The net fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.

22. CONTINGENT ASSETS AND LIABILITIES

At June 30, 2020, the Group had entered into exclusive option agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase or, in some cases long-term lease, approximately 1,656 acres of surface property and the associated mineral rights from the local landowners. If the Group chooses to exercise a land purchase option, then the Group will pay cash consideration approximating the fair market value of the surface property (excluding the value of any minerals) plus a premium. If the Group chooses to exercise a long-term lease option, then the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, generally between US$0.50 to US$2.00 per tonne of ore produced.

Piedmont Lithium Limited ANNUAL REPORT 2020 55

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2020
(Continued)

23. EVENTS SUBSEQUENT TO BALANCE DATE

(a) On September 28, 2020, the Company announced that it has entered into a binding agreement with Tesla, Inc. for the supply of spodumene concentrate from Piedmont's North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product, and may be extended by mutual agreement for a second five-year term;

(b) On August 10, 2020, the Company announced that it had completed its previously announced private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million);

(c) On July 23, 2020 the Company announced the results of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide; and

(d) The outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at June 30, 2020 these impacts have not had a significant effect on the Group's financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Group in future periods, and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. As a result, we are unable to estimate the potential impact on the company's future operations as at the date of these financial statements.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2020 that have significantly affected or may significantly affect:

- the operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity;
- the results of those operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity; or
- the state of affairs, in financial years subsequent to June 30, 2020, of the Consolidated Entity

56

 DIRECTORS' DECLARATION  Piedmont Lithium Limited ANNUAL REPORT 2020  57    In accordance with a resolution of the directors of Piedmont Lithium Limited:In the opinion of the directors:the attached financial statements, notes and the additional disclosures included in the directors' report designated as audited, are in accordance with the Corporations Act 2001, including:compliance with accounting standards and Corporations Regulations 2001; and  (ii)  giving a true and fair view of the financial position as at June 30, 2020 and of the performance for the year ended on that date of the Group; and  (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.  2.  The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1 to the financial statements.  3.  The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended June 30, 2020.  On behalf of the Board  KEITH PHILLIPSPresident & CEOSeptember 30, 2020

 INDEPENDENT AUDITOR'S REPORTTO THE MEMBERS OF PIEDMONT LITHIUM LIMITED  58

 Piedmont Lithium Limited ANNUAL REPORT 2020  59

 INDEPENDENT AUDITOR'S REPORT(Continued)  60

 Piedmont Lithium Limited ANNUAL REPORT 2020  61

MINERAL RESOURCES STATEMENT

Summary of Mineral Resources

The Company's Mineral Resources as at June 30, 2020 and 2019, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Piedmont Lithium Project Mineral Resources

Category	Tonnes (Mt)	Li_2O		Quartz		Feldspar		Mica	
		Grade (%)	Tonnes (t)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)
As at June 30, 2020									
Indicated	13.9	1.16	161,000	30.0	3.75	44.4	5.55	4.5	0.56
Inferred	14.0	1.06	148,000	28.7	3.61	44.4	5.58	4.4	0.56
Total	**27.9**	**1.11**	**309,000**	**29.3**	**7.36**	**44.4**	**11.13**	**4.5**	**1.12**
As at June 30, 2019									
Indicated	13.9	1.16	161,000	30.0	3.75	44.4	5.55	4.5	0.56
Inferred	14.0	1.06	148,000	28.7	3.61	44.4	5.58	4.4	0.56
Total	**27.9**	**1.11**	**309,000**	**29.3**	**7.36**	**44.4**	**11.13**	**4.5**	**1.12**

Annual Review of Mineral Resources

As a result of the annual review of the Company's Mineral Resources, there has been no change to the Mineral Resources reported for the Piedmont Lithium Project.

Governance of Mineral Resources

The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Mineral Resources. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Mineral Resource estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).

Where material changes occur during the year to a project, including the project's size, title, exploration results or other technical information then previous resource estimates and market disclosures are reviewed for completeness.

The Company reviews its Mineral Resources as at June 30 each year. Where a material change has occurred in the assumptions or data used in previously reported Mineral Resources, then where possible a revised Mineral Resource estimate will be prepared as part of the annual review process. However, there are circumstances where this may not be possible (e.g. an ongoing drilling programme), in which case a revised Mineral Resource Estimate will be prepared and reported as soon as practicable.

Competent Person Statement

The information in this Mineral Resources Statement that relates to Coal Resources is based on, and fairly represents, information and supporting documentation compiled by Mr Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the 'Association of Professional Geoscientists of Ontario' (APGO no. 2348), a 'Recognized Professional Organization' (RPO). Mr McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr McGarry has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr McGarry approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.

62

 Piedmont Lithium Limited ANNUAL REPORT 2020  63    CORPORATE GOVERNANCEPiedmont Lithium Limited (Piedmont or Company) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.The Board of Piedmont has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company.These documents are available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com. These documents are reviewed at least annually to address any changes in governance practices and the law.The Company’s Corporate Governance Statement 2020, which explains how Piedmont complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ in relation to the year ended June 30, 2020, is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX.In addition to the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations– 3rd Edition’ the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:  •••••••  relatively simple operations of the Company, which currently only undertakes mineral exploration and development activities;cost verses benefit of additional corporate governance requirements or processes; size of the Board;Board’s experience in the resources sector;organisational reporting structure and number of reporting functions, operational divisions and employees; relatively simple financial affairs with limited complexity and quantum;relatively small market capitalisation and economic value of the entity; anddirect shareholder feedback.

ASX ADDITIONAL INFORMATION

The shareholder information set out below was applicable as at 31 August 2020.

1. TWENTY LARGEST HOLDERS OF LISTED SECURITIES

The names of the twenty largest holders of listed securities are listed below:

Name	No of Ordinary Shares Held	Percentage of Issued Shares
HSBC Custody Nominees (Australia) Limited	416,378,382	36.04
J P Morgan Nominees Australia Pty Limited	189,919,682	16.44
Nasdaq Securities Australia Pty Ltd <Nasdaq Securities Aust A/C>	52,500,000	4.54
Arredo Pty Ltd	24,000,000	2.08
Citicorp Nominees Pty Limited	22,299,440	1.93
National Nominees Limited	17,606,494	1.52
Velcorp Investments Pty Ltd	14,500,000	1.26
CS Third Nominees Pty Limited <HSBC Cust Nom Au Ltd 13 A/C>	14,067,779	1.22
Mr Gregory John Howe + Ms Tracie Lee Vella <Tag Super Fund A/C>	12,675,000	1.10
BNP Paribas Nominees Pty Ltd <IB Au Noms Retailclient DRP>	12,012,983	1.04
Sapphire Chip Pty Ltd	9,050,000	0.78
Mrs Susan Maree Whiting	9,020,000	0.78
Torres Investments Pty Ltd	8,000,000	0.69
BNP Paribas Noms Pty Ltd <DRP>	7,504,174	0.65
Mr Nicholas Bruce Thomas	7,128,888	0.62
Brispot Nominees Pty Ltd <House Head Nominee A/C>	5,641,127	0.49
UBS Nominees Pty Ltd	5,190,371	0.45
Firah Creek Pty Ltd <Thompson Super Fund A/C>	5,102,568	0.44
Miss Basha Raitman <Commcorp A/C>	5,000,000	0.43
Annlew Investments Pty Ltd <Annlew Investments PL SF A/C>	4,750,000	0.41
Total Top 20	**842,346,888**	**72.91**
Others	312,973,318	27.09
Total Ordinary Shares on Issue	**1,155,320,206**	**100.00**

2. DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of holders by size of holding:

Distribution	Number of Shareholders	Number of Shares
1 – 1,000	205	68,831
1,001 – 5,000	256	842,619
5,001 – 10,000	364	2,981,191
10,001 – 100,000	896	36,408,135
More than 100,000	468	1,115,019,430
Totals	**2,189**	**1,155,320,206**

There were 513 holders of less than a marketable parcel of ordinary shares.

64

3. VOTING RIGHTS

See Note 12(b) of the Notes to the Financial Statements.

4. SUBSTANTIAL SHAREHOLDERS

Substantial Shareholder notices have been received from the following:

Substantial Shareholder	Number of Shares
The Bank of New York Mellon Corporation	278,452,200
AustralianSuper Pty Ltd	146,731,379
FIL Limited	102,312,216

5. ON-MARKET BUY BACK

There is currently no on-market buyback program for any of Piedmont Lithium Limited's listed securities.

6. UNQUOTED SECURITIES

The names of the security holders holding 20% or more of an unlisted class of security at 31 August 2020, not issued or acquired under an employee incentive scheme, are listed below:

Holder	$0.12 Options Expiring 10-Jan-21	$0.16 Options Expiring 10-Jul-21	$0.24 Options Expiring 10-Jul-22	$0.35 Options Expiring 31-Dec-20	$0.15 Options Expiring 30-Jun-21	$0.20 Options Expiring 30-Jun-22
Mr Keith Phillips	6,000,000	6,000,000	6,000,000	-	-	-
Mr Patrick Brindle	-	-	-	1,125,000	1,500,000	1,500,000
Others (less than 20%)	-	-	-	1,750,000	-	-
Total	**6,000,000**	**6,000,000**	**6,000,000**	**2,875,000**	**1,500,000**	**1,500,000**
Total holders	*1*	*1*	*1*	*8*	*1*	*1*

7. EXPLORATION INTERESTS

As at June 30, 2020, the Piedmont Lithium Project comprised approximately 2,126 acres of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights.

8. COMPETENT PERSON STATEMENT

The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company's ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company's website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons' findings are presented in this report have not been materially modified from the original ASX announcements.

Piedmont Lithium Limited ANNUAL REPORT 2020 65

66  ASX ADDITIONAL INFORMATION (Continued)FORWARD LOOKING STATEMENTSThis report may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of that report.CAUTIONARY NOTE TO UNITED STATES INVESTORSThe information contained in this report has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

 Piedmont Lithium Limited ANNUAL REPORT 2020  67